Room 4561
								December 23, 2005

Mr. Jeffery W. Yabuki
President & Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

Re:	Fiserv Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Form 8-K filed on October 21, 2005
		File No. 001-14918

Dear Mr. Yabuki:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Cash Flows, page 5

1. We note that you present cash flows related to discontinued operations as a single line item outside of the classifications required under SFAS 95. Please explain to us how your presentation complies with the basic requirement of SFAS 95 that all cash receipts and payments must be classified as operating, investing or financing activities.


Notes to Consolidated Financial Statements, page 6

Revenue Recognition, page 6

2. We note that you recognize the majority of the revenues from your pharmacy network contracts on a gross basis. Please explain to us how you considered each of the indicators provided in EITF 99-19 in making this determination.

Form 8-K Filed October 21, 2005

3. Please explain to us how have complied with Item 10(e)(1)(i)(A) of
Regulation S-K when presenting "net income per share-diluted from continuing operations (excluding realized gain from sale of investment of $0.14 per share)" within your earnings release. In this regard, we were unable to locate a presentation, with equal or greater prominence, of the most directly comparable measure calculated and presented in accordance with GAAP. Further, we were unable to locate net income per share from continuing operations calculated in accordance with GAAP anywhere within your release.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chauncey Martin, Staff Accountant, at (202)
551-
3441 or Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551- 3489.

      Sincerely,



      Brad Skinner
      Accounting Branch Chief
Mr. Jeffery W. Yabuki
Fiserv, Inc.
December 23, 2005
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